news release

Zi Corporation Announces Third Quarter and Nine-Month Results Release and Conference Call Date

CALGARY, AB, November 5, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced plans to release its third quarter and nine-month results before the market opens on Friday, November 9, and to host a conference call at 11:30 AM Eastern Time that same day.

Conference Call

Toll free dial-in number: 1-888-595-4228, or 1-480-293-1744

Webcast

A live webcast and 10-day archive of the call can be accessed at: http://www.zicorp.com.

Recording

A recording will be available shortly following the conference call until 11:59 PM Eastern time on Saturday, November 10, 2007.
Toll free in North America: 1-800-406-7325*
International: 1-303-590-3030*
* Reservation Number: 3795087

About Zi Corporation

Zi Corporation is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType® for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America.

For more information:

Allen & Caron Inc. (investors)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Intelligent Interface Solutions